ESGEN Acquisition Corporation

5956 Sherry Lane, Suite 1400

Dallas, Texas 75225

October 13, 2021

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	ESGEN Acquisition Corporation

Registration Statement on Form S-1

File No. 333-259836
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ESGEN Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on October 19, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Julian J. Seiguer, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3334, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Andrea Bernatova
Andrea Bernatova
Chief Executive Officer